

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
No Act
P.E. 12-5-02





02068453

December 31, 2002

Act 1934
Section
Rule 14A-8
Public Availability 12/31/2002

Mark Shaw
Senior Attorney
Southwest Airlines Co.
P.O. Box 36611
2702 Love Field Dr.
Dallas, TX 75235-1611

Re: Southwest Airlines Co.
Incoming letter dated December 5, 2002

Dear Mr. Shaw:

This is in response to your letter dated December 5, 2002 concerning a shareholder proposal submitted to Southwest by Joseph H. Groveman. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Dr. Lawrence Parks
P.O. Box 625, FDR Station
New York, NY 10150



Mark Shaw
Senior Attorney
P.O. Box 36611
2702 Love Field Dr.
Dallas, Texas 75235-1611
(214) 792-4049
Facsimile: (214) 792-6200

December 5, 2002

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Joseph H. Groveman for Inclusion in the Southwest Airlines Co. 2003 Proxy Statement

Dear Sir or Madam:

Southwest Airlines Co. ("Southwest Airlines" or the "Company") has received a shareholder proposal (the "Proposal"), from Mr. Joseph H. Groveman, for inclusion in the proxy materials for its Annual Meeting of Shareholders scheduled for May 14, 2003. The Proposal requests that the Company take a number of actions relating to the Foundation for the Advancement of Monetary Education and its interests with respect to the global monetary system, including having the Company contribute funds to that organization and disseminate information compiled by it.

Southwest Airlines hereby requests that the Staff of the Division of Corporation Finance confirm that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposal from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter, to each of which is attached as Appendix A a copy of the Proposal.

We believe that the Proposal may properly be omitted under rule 14a-8(b)(1) and rule 14a-8(f) due to proponent's failure to demonstrate continuous ownership of the Company's securities for one year prior to the submission date of the Proposal, despite the timely and specific request of the Company for the proponent to furnish such required information.

The Company received the Proposal from the proponent on October 16, 2002. Although the proponent states in his cover letter that he has owned 1,000 shares of the Company's common stock for more than one year, the proponent failed to provide the Company with the documentation required to substantiate this statement. The Company's stock records did not reveal the proponent to be a registered holder of its securities, and the proponent did not provide proof of eligibility from the record holder to verify his ownership of the requisite number of Company securities. Accordingly, on October 29, 2002, the Company sent the proponent a letter, by overnight delivery via Federal Express, with a copy by mail to the post office address of the individual the proponent named as his attorney in fact with respect to the Proposal, acknowledging receipt of the Proposal and requesting that, pursuant to rule 14a-8(b) and within 14 calendar days of the proponent's receipt of the letter, the proponent furnish to the Company verification from his bank or broker that the proponent has continuously held at least $2,000 in market value of the Company's securities for at least one year as of the date of the Proposal. A copy of the Company's letter to the proponent is enclosed as Appendix B.

As of the date of this letter, the Company has not received a response to the Company's letter of October 29, 2002, either from the proponent or his purported attorney in fact. Because the proponent has failed to demonstrate that he has continuously held the requisite amount of Company securities for one year prior to the date he submitted the Proposal, he has not met the eligibility requirements under Rule 14a-8(b)(1), and the Company intends to exclude the Proposal from its proxy materials under Rule 14a-8(f).

The Staff has strictly construed Rule 14a-8(b)(1) in responding to requests for exclusion of stockholder proposals thereunder when a given proponent failed to meet the one-year holding period requirement. See Equidyne Corporation (avail. Nov. 19, 2002), Exxon Mobil Corporation (avail. Oct. 9, 2002) and AutoNation, Inc. (avail. March 14, 2002). Thus, based on the foregoing facts, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal in accordance with Rule 14a-8(b)(1) and 14a-8(f).

In addition to the foregoing, we believe the Proposal may be omitted from our proxy materials on substantive grounds, including, without limitation, the following:

- The Proposal is impermissibly vague and materially false and misleading, and is excludable under Rule 14a-8(i)(3);

- The Proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large and is excludable under Rule 14a-8(i)(4);

- The Proposal relates to operations which account for less than 5% of the Company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business and is excludable under Rule 14a-8(i)(5);

- The Company lacks the power or authority to implement the Proposal and is excludable under Rule 14a-8(i)(6); and

- The Proposal relates to the Company's ordinary business and is excludable under Rule 14a-8(i)(7).

Because the Company believes that the Proposal was improperly submitted in violation of Rule 14a-8(b)(1) and may be excluded for that reason alone, the Company has determined not to elaborate further in this letter on these additional bases for exclusion. However, should the staff not agree with our understanding of the eligibility requirements, we reserve the right to submit additional correspondence requesting omission of the Proposal on these and other grounds. See Exxon Mobil Corporation (avail. Oct. 9, 2002) and AutoNation, Inc. (avail. March 14, 2002).

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (214) 792-6143.

Very truly yours,



Mark Shaw

cc: Mr. Joseph H. Groveman
Dr. Lawrence Parks

APPENDIX A

Joseph H. Groveman
415 E. 52nd Street, #1EC
New York, NY 10022

OCT 16 2002

October 9, 2002

Corporate Secretary
Southwest Airlines
PO Box 36611
Dallas, TX 75235-1611

Dear Sir:

I am the owner of **1,000** shares of Southwest Airlines stock. I have owned this stock for more than one year.

I am filing the enclosed resolution for action at the next stockholder meeting. I submit it for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I or my agent will attend the stockholders' meeting to move the resolution as required by SEC rules. I intend to continue to hold shares in the company through the stockholders meeting.

I hereby appoint Dr. Lawrence Parks as my attorney in fact for all matters relating to this Resolution, and authorize him to represent me at the Annual Meeting of Shareholders.

Please feel free to contact Dr. Parks at 212-818-1206 (PO Box 625, FDR Station, New York, NY 10150) if you have any questions about this resolution.

Sincerely,



Enclosure

Cc Dr. Lawrence Parks

Shareholder Resolution

WHEREAS volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on Southwest Airlines's revenues and profits, reduces our planning horizon, reduces our market capitalization, and results in unacceptable enterprise risk, it is in the interests of Southwest Airlines that:

1. There be currency stability for cross-border transactions;
2. There be interest rate stability;
3. Transaction costs of cross-border business be minimized; and,
4. The Foundation for the Advancement of Monetary Education, ("FAME"), a 501c3 public charity think tank specializing in the world's monetary structure, implement its Global Currency Initiative[tm], (the "GCI"), which is a study group, to revisit monetary issues worldwide

THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues;
2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by Southwest Airlines at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;
3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media; and,
4. Southwest Airlines to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

Discussion:

Inadequacies in today's global monetary structure are well-known. For example, former Federal Reserve Chairman Paul Volcker has conceded that "There's a sensible realization that small open economies, heavily dependent on trade and foreign capital, simply cannot live with the volatility that is inherent in freely floating exchange rates," and "A global economy requires a global currency."

What is not appreciated by industrial enterprises, however, is that the financial sector, which has been in *de facto* charge of the world's monetary structure for at least 90 years, does not want stability. It wants volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing. In addition, cross-border transaction costs that industrial firms want to minimize are *revenues* to the financial sector that it wants to maximize.

Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else. Because of their conflict of interests, reform of the world's monetary structure cannot be left to financial sector participants. Because the U.S. monetary structure creates enterprise risk, corporate officers and directors have a fiduciary responsibility to address monetary issues.

For these reasons, industrial firms need to understand monetary issues and act on their interests. Hence, there is a need for the GCI. For further information, see: "To Revive U.S. Manufacturing, Reform Our Monetary System" at http://www.fame.org/whatsnew.asp



Thomas J. Murphy
Attorney [contractor]
P.O. Box 36611
Dallas, Texas 75235-1611
(214) 792-4049
Facsimile: (214) 792-6200

October 29, 2002

VIA FEDERAL EXPRESS

Mr. Joseph H. Groveman
415 E. 52nd Street, #1EC
New York, NY 10022

Dear Mr. Groveman:

Southwest Airlines Co. received on October 16, 2002 the shareholder proposal that you submitted relating to Foundation for the Advancement of Monetary Education's Global Currency Initiative. I would first like to thank you for your investment in Southwest Airlines.

The form of your proposal indicates that you are familiar with Rule 14a-8 issued by the Securities and Exchange Commission, which governs when shareholder proposals are required to be included in a company's proxy statement. This rule permits Southwest to exclude from its proxy statement proposals that, among other reasons, relate to Southwest's "ordinary business." I hope you can appreciate that, in these challenging times for the airline industry, Southwest would prefer to determine how its corporate officers allocate their time, and how Southwest allocates its contributions, in the ordinary course of its business, especially in view of the relatively small part cross-border transactions play in Southwest's business. Southwest Airlines operates only in the United States, all of its revenues are denominated in U.S. dollars, and Southwest is not significantly affected by fluctuations in other currencies or cross-border transactions.

On behalf of Southwest, I therefore respectfully request that you withdraw your proposal. Withdrawing your proposal will avoid the time and cost that would have to be spent by Southwest and by you if Southwest is required to file a formal request with the SEC to exclude it. If you decide to withdraw your proposal, I would appreciate it if you could confirm the withdrawal to me in writing.

If you intend to proceed with your proposal, Southwest is required by SEC Rule 14a-8(f) to notify you that your proposal fails to meet the procedural and eligibility requirements described in Rule 14a-8. Your proposal does not meet the requirements of Rule 14a-8 because you have failed to demonstrate, as required by Rule 14a-8(b), that you have continuously held at least $2,000 in market value, or 1%, of Southwest stock for at least one year by the date that you submitted your proposal. For your convenience, I have enclosed a copy of Rule 14a-8.

Mr. Joseph H. Groveman
October 29, 2002
Page 2

Under Rule 14a-8(f)(1), you are allowed 14 calendar days from the date you receive this letter to correct the deficiencies described in the above paragraph. Your response must be postmarked, or transmitted electronically, during that time period. If you do not correct these deficiencies within that time period, Southwest will have the right to exclude your proposal based on your failure to correct the deficiencies.

I hope this letter adequately explains Southwest's position regarding your proposal. However, if you have any questions regarding this letter or if you would like to discuss your proposal in more detail, please feel free to call me at the number listed above.

Sincerely,



Thomas J. Murphy

cc: Dr. Lawrence Parks
P.O. Box 625, FDR Station
New York, NY 10150

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's

principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the

Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



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Tracking Number: 790619382077 **Date:** Oct 29 2002

From:
IRIS WHITE
SOUTHWEST
AIRLINES CO
2702 LOVE FIELD
DRIVE
HDQ-4GC
DALLAS TX 75235

US
214-792-6145

To:
Mr. Joseph H.
Groveman
415 E. 52nd
Street, #1EC
New York NY
10022
US
214-818-1206

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 31, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Southwest Airlines Co.
Incoming letter dated December 5, 2002

The proposal requires that certain action be taken with respect to the Foundation for the Advancement of Monetary Education and its study group, the Global Currency Initiative.

There appears to be some basis for your view that Southwest may exclude the proposal under 14a-8(f). We note that the proponent appears not to have responded to Southwest's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Southwest omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission on which Southwest relies.

Sincerely,



Katherine W. Hsu
Attorney-Advisor